707 Cayman Holdings Ltd

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon, Hong Kong

August 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	707 Cayman Holdings Ltd (the “Company”)
Amendment No. 2 to Draft Registration Statement on Form F-1
CIK No. 0002018222

Ladies and Gentlemen:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 31, 2024 with respect to the Company’s Draft Registration Statement, as noted above.

For your convenience, the text of the Staff’s comments is set forth below in italics, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 3 to the Draft Registration Statement (the “DRSA”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement filed July 17, 2024

Related Party Transactions, page 89

1.	We note your revised disclosure pursuant to comment 6 that the transactions in this section are as of the date of the prospectus. However, we also note your disclosure that this section discloses transactions entered into for, among other time periods, the six months ended March 31, 2024. Please revise to reconcile this disclosure and provide the required disclosure as of the date of the prospectus.

We have revised page 89 of the DRSA to update the disclosure, as requested.

General

2.	We note your revised disclosure pursuant to comment 9 and reissue in part. Please revise the prospectus cover pages of the primary and resale prospectuses so that they convey the same disclosures. In this regard:

	●	revise the resale prospectus cover page to contain disclosure regarding your status as a controlled company;
	●	revise the resale prospectus cover page to disclose the payor and payee of the special dividend;
	●	revise the primary offering prospectus cover page to identify that 707 Cayman Holdings Limited, your Cayman Islands company, is the entity reliant on dividend payments, and to name Beta Alpha Holdings Limited, a BVI company, as the intermediary subsidiary; and
	●	revise the primary offering prospectus cover page to describe, as you do on the resale prospectus cover page, the restrictions on fund transfers in the various jurisdictions in which you operate.

We have revised the prospectus cover page and resale prospectus cover page to update the disclosure, as requested.

3.	We note your statement on the cover page and on page 2 that “to the extent we inadvertently conclude that we do need permission or approval from the PRC....” It appears that that statement should be revised to say “to the extent we inadvertently conclude that we do not need permission or approval...” (emphasis added). Please revise or advise.

We have revised the cover page, page 2 of the DRSA and page Alt-3 to update the disclosure, as requested

4.	We note your disclosure on page ALT-6 that the Resale Shareholders may sell their securities in purchases by a broker-dealer as principal and resale by the broker-dealer for its account. Please confirm your understanding that the sale by a Resale Shareholder in such a manner would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We respectfully confirm our understanding that the sale by a Resale Shareholder by a broker-dealer as principal and resale by the broker-dealer for its account would constitute a material change to our plan of distribution, which would require us to file a post-effective amendment in accordance with Item 512(a)(1)(iii) of Regulation S-K.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

/s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc:	David L. Ficksman
R. Joilene Wood